UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 8, 2020

MEGALITH FINANCIAL ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-38633	82-3410369
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

535 5th Ave, 29th Floor, New York, NY 10017

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (212) 235-0430

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock	MFAC	The New York Stock Exchange
Warrants to purchase Class A Common Stock	MFAC.W	The New York Stock Exchange
Units, each consisting of one share of Class A Common Stock and one Warrant	MFAC.U	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☑

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01. Regulation FD Disclosure.

Attached as Exhibit 99.1 hereto is the updated investor presentation that will be used by Megalith Financial Acquisition Corp., a Delaware corporation (the “Company”). Neither the Company nor BankMobile Technologies, Inc., a Pennsylvania corporation (“BankMobile”), undertake an obligation to update, supplement or amend the material attached hereto as Exhibit 99.1.

In accordance with General Instruction B.2 of Form 8-K, Exhibit 99.1 is being “furnished”, and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section nor shall they be deemed incorporated by reference in any filing that the Company makes under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Additional Information and Where to Find It

This communication is being made in respect of the proposed business combination between the Company and BankMobile (the “Proposed Transaction”). The Company filed with the Securities and Exchange Commission (the “SEC”) a preliminary proxy statement on September 21, 2020 (the “Preliminary Proxy Statement”), a registration statement on Form S-4 (File No. 333-249815) on November 3, 2020, as amended on November 18, 2020 (the “Registration Statement”) (which includes the Preliminary Proxy Statement, as amended, and a prospectus (the “Prospectus”) in connection with the Proposed Transaction), and will file other documents regarding the Proposed Transaction with the SEC. After the SEC has concluded its comments with respect to the Registration Statement, the Company will mail the definitive proxy statement (the “Definitive Proxy Statement”) to its stockholders. Before making any voting or investment decision, investors and stockholders of the Company are urged to carefully read the Registration Statement, the Preliminary Proxy Statement and, when they become available, the final Prospectus, the Definitive Proxy Statement, and other relevant documents filed with the SEC, because such documents will contain important information about the Company, BankMobile and the Proposed Transaction. The Definitive Proxy Statement will be mailed to stockholders of the Company as of the record date established for voting on the Proposed Transaction. Stockholders will also be able to obtain copies of the final Prospectus and the Definitive Proxy Statement, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Megalith Financial Acquisition Corp., 535 Fifth Avenue, 29th Floor, New York, New York 10017.

Participants in the Solicitation

The Company and its directors and executive officers may, under the rules of the SEC, be considered participants in the solicitation of proxies with respect to the Proposed Transaction described herein. Information about the directors and executive officers of the Company and a description of their interests in the Company are contained in the Preliminary Proxy Statement and the Registration Statement filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

The disclosure herein is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of the Company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a definitive document.

Item 9.01. Financial Statements and Exhibits

(d)	Exhibits

Exhibit Number	Description

99.1	Updated Investor Presentation, dated December 2020

Forward-Looking Statements

This Current Report on Form 8-K may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainty. Words such as “anticipate,” “estimate,” “expect,” “intend,” “plan,” and “project” and other similar words and expressions are intended to signify forward-looking statements.  Forward-looking statements are not guarantees of future results and conditions but rather are subject to various risks and uncertainties.  Such statements are based on management’s current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Investors are cautioned that there can be no assurance actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors. Please refer to the risks detailed from time to time in the reports we file with the SEC, including the Preliminary Proxy Statement, the Registration Statement, our Annual Report on Form 10-K for the year ended December 31, 2019, as well as other filings on Form 10-Q and periodic filings on Form 8-K, for additional factors that could cause actual results to differ materially from those stated or implied by such forward-looking statements. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, unless required by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MEGALITH FINANCIAL ACQUISITION CORP.

	By:	/s/ A.J. Dunklau
		Name:	A.J. Dunklau
		Title:	Chief Executive Officer

Dated: December 8, 2020

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